Mail Stop 6010
Via Facsimile and U.S. Mail


July 5, 2005

Ms. Barbara J. McKee
Principal Accounting Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA 94587

      Re:	Questcor Pharmaceuticals, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
      File No. 1-14758

Dear Ms. McKee:

      We have reviewed your June 15, 2005 response and have the following comments. Where indicated, we think you should revise your document in response to these comments as well as for the comments you have agreed to in your response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is necessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Sales Reserves, Product Returns, and Rebates, pages 28-30

1. We have reviewed your responses to comment 1. Please tell us how you have complied with paragraph 6 of SFAS 48, as several statements made in your response would appear to indicate that the price established for your products is neither fixed nor determinable, nor can you reasonably estimate the amount of future returns. Specifically, you state:
* "the Company is unable to predict with certainty when within that six-month period the product returns may occur;"

* "the Company is not privy to it`s customers` business operating policies and requirement regarding inventory levels;"
* "it is not practical or possible for the Company to provide information on actual returns or credits by period in which related sales were made;"
* "it is not possible for the Company to match VA chargebacks or Medicaid rebates with sales made during a particular fiscal year;"
* "it is not possible for the Company to match returns with sales made during a particular fiscal year;"


2. Refer to your response to comment 1a. Please disclose within your critical accounting estimate that the use of other likely assumptions would not produce results materially different from those which were recorded in the Company`s financial statements. Please note it is usually our opinion that materiality should be assessed against net income from operations and net income, not against gross sales. Additionally, please provide to us the amount of the accrual as of each year end and the reduction to gross sales recorded for all years presented for product returns, government chargebacks, Medicaid rebates, and cash discounts separately.


3. Refer to your response to comment 1e. We maintain our belief that your disclosure related to estimate of product returns is material and could be improved. Schedule II Valuation and Qualifying Accounts does not provide a breakdown of the current provisions nor actual returns or credits by the fiscal year that these items relate to. Please provide to us a roll forward of the liability for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior months and,
* Ending balance

4. Refer to your response to comment 1f. We do not believe assessing materiality against gross product sales is appropriate. Until you demonstrate otherwise, we believe you should discuss the amount of and reason for fluctuations for product returns in your discussion of results of operations.

Consolidated Financial Statements

Consolidated Statements of Operations

Note to Consolidated Financial Statements, page 61

General

5. We have considered your response to comment 5 but continue to believe that your current disclosure does not meet the requirement of paragraph 37 of FAS 131.  We believe that the intent of paragraph
37
is to achieve greater disaggregation than total revenue from pharmaceuticals. We believe you should show revenue by product or major product line such as therapeutic category.

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, pages 63-64

6. Refer to your response to comment 6. We do not believe that you have adequately justified your compliance with SFAS 48 as it would appear that any estimated costs or losses associated with a product return or replacement should be reported as a reduction of sales revenue. Please provide to us your basis for the current accounting treatment. Please include all relevant citations to the accounting literature relied upon. Additionally, please quantify the amount of costs associated with the Company`s product exchange policy, which applied to product lots released prior to June 1, 2004, that was included in cost of goods sold for all periods presented.

*    *    *    *

      As appropriate, please amend your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

	Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Barbara J. McKee
Questcor Pharmaceuticals Inc.
July 5, 2005
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